Vizsla Makes Third Discovery, Drilling 1,019 G/T Silver Equiv. over 2.5 Metres at Papayo, 1 km North of Napoleon Discovery at Panuco, Mexico

(VZLA-TSX-V)

VANCOUVER, BC, Aug. 27, 2020 /CNW/ - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce a third new discovery with the Company's first step-out drill results along the Napoleon Vein Corridor at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. A total of three holes have been completed to date at the Papayo Zone, located over one kilometre ("km") north of the initial Napoleon discovery with results from the first hole reported in this release. The Papayo Zone has never previously been drilled and has high-grade outcropping samples along a jog in the vein similar to the initial Napoleon discovery.

Drilling Highlight

NP-20-18

    1,019 g/t silver equivalent (689.5 grams per tonne ("g/t") silver, 3.76 g/t gold, 0.25% lead and 0.63 % zinc) over 2.5 metres ("m") from 141.5m including;

         2,206 g/t silver equivalent (1,515.0 g/t silver, 7.96 g/t gold, 0.5% lead and 1.2 % zinc) over 1.0m from 141.5m

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at 78% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627). Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project

Vizsla President and CEO, Michael Konnert, commented: "I am very pleased to announce that we have made a new, high-grade discovery a kilometre north from the original discovery at Napoleon. To have hit a high-grade discovery on the first hole at Papayo is a clear demonstration of the scale and potential of both the Napoleon Vein Corridor and the Panuco district. The Papayo zone has been defined over 90 metres of strike length in the current holes and drilling will continue to step-out to define the full extent of the mineralization, which is open in all directions. Vizsla is well-funded and we are rapidly progressing our exploration drilling program across the project with 3,175m completed in July and three of the four rigs now focused on new discoveries."

Plan map showing location of drill holes, mapped veins and surface and underground sampling at the Papayo prospect on the Napoleon vein system. Inset shows detail of drill collar locations. (CNW Group/Vizsla Resources Corp.)

Drilling detail

The Papayo Zone was targeted as it has the same characteristics as the initial discovery at Napoleon with high grades sampled at surface, small scale mining and a northwest jog of the vein creating a dilation zone to host mineralization.

Mineralization is hosted in a wide complex fault zone hosted by andesite tuff. The zone contains milled breccias within a clay matrix and narrower zones of clay gouge interspersed in larger zones of crackle brecciation. The breccias show an early massive white quartz event that is cut by a later grey quartz veining event that entrains variable amounts of the white quartz clasts.

The veins in each hole have similar textures with the quartz breccia veins containing 3 to 5% fine grained disseminated pyrite as well as minor fine-grained galena, sphalerite and probable acanthite scattered across the interval. The pyrite content is greater within the main vein in hole NP-20-19 than NP-20-18.

All three completed holes have intersected veining at approximately 80-110m below surface and the total distance is over 90m between hole NP-20-19 and NP-20-21. The drilling plan is to continue expanding the footprint of mineralization to understand the size potential of the mineralized veins and the controls on vein widths and silver grades.

Complete table of drillhole intersections

Drillhole	FROM	To	Width	Silver	Gold	Lead	Zinc	Silver Equivalent	Comment
	(m)	(m)	(m)	(g/t)	(g/t)	(%)	(%)	(g/t)
NP-20-18	141.50	144.00	2.5	689.5	3.76	0.25	0.63	1,019.4	Main Vein
Incl	141.50	142.50	1.0	1,515.0	7.96	0.50	1.21	2,206.0	Main Vein
NP-20-19	Assays Pending
NP-20-21	Assays Pending

Table 1: Downhole drill intersections from the holes completed at the Papayo Zone on the Napoleon Vein Corridor.

Note: All numbers are rounded and widths represent downhole lengths. True widths are estimated at 78% of downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppmx 0.0013) + (Zn_ppmx 0.0013)) / 0.5627). Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Papayo	NP-20-18	403330	2588071	546	-50	260	200.0
	NP-20-19	403330	2588071	546	-49.5	222	198.8
	NP-20-21	403330	2588071	546	-46	210	200.5

Table 2: Drill hole details. Coordinates in WGS84, Zone 13.

Cross section through holes NP-20-18. (CNW Group/Vizsla Resources Corp.)

About the Panuco project

Vizsla has an option to acquire 100% of the newly-consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward- looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

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CNW 10:13e 27-AUG-20